UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

scPharmaceuticals Inc.

(Name of Subject Company)

scPharmaceuticals Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

John H. Tucker

President and Chief Executive Officer

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

(617) 517-0730

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Wesley Holmes

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by scPharmaceuticals Inc., a Delaware corporation (“scPharmaceuticals” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025, relating to the tender offer by Seacoast Merger Sub, Inc. a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a price of (i) $5.35 per Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share, which represents the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones specified on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”) (which is further discussed in the subsection below entitled “Arrangements with Purchaser and Parent – Contingent Value Rights Agreement”) (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Since the initial filing of the Schedule 14D-9 on September 8, 2025 and as of September 30, 2025, the Company has received sixteen demand letters from purported holders of Shares (the “Demand Letters”). Lawsuits have also been filed by two purported holders of Shares requesting that the Company supplement disclosures with additional information (the “Lawsuits”). In addition, one demand for books and records under Delaware Law has been made by a purported holder of Shares (the “220 Demand”).

The Company specifically denies all allegations that any additional disclosure in the Schedule 14D-9 was or is required. However, in order to avoid the risk of delay, to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make certain supplemental disclosures to the section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation” as described below. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Except as set forth below, the information set forth in the Schedule 14D-9 as amended remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by adding the bold and underlined language to, and removing the struck through language from, the fifteenth paragraph under the heading entitled “Item 4. Background and Reasons for the Company Board’s Recommendation – Background of the Offer and the Merger” on page 17 of the Schedule 14D-9 as follows:

Of these 25 additional potential counterparties, 11 parties executed confidentiality agreements, which prohibited disclosure for a purpose detrimental to the disclosing party, nine of which contained standstill provisions with customary fall-away ~~provisions~~ language, which automatically terminated in connection with the execution or public announcement of a definitive agreement such as the Merger Agreement. None of the confidentiality agreements executed with potential counterparties contained “don’t ask, don’t waive” provisions. Of the 11 parties that executed confidentiality agreements, 10 parties participated in virtual management presentations, and six (including Parent, Party A and another public life sciences company (“Party B”)) received access to the Company’s virtual data room.

Item 4 of the Schedule 14D-9 is hereby amended by adding the bold and underlined language to the third paragraph under the heading entitled “Item 4. Background and Reasons for the Company Board’s Recommendation – Miscellaneous” on page 42 of the Schedule 14D-9 as follows:

In connection with Leerink Partners’ services as a financial advisor to the Company, the Company has agreed to pay Leerink Partners an aggregate fee estimated as of the announcement of the Transaction to be up to approximately $8.8 million, $750,000 of which became payable upon the rendering of Leerink Partners’ opinion, approximately $7 million of which will become payable upon the close of the Transaction, and up to approximately $1.1 million of which will become payable upon achievement of the CVR. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by replacing the paragraphs immediately below the heading entitled “Item 8. Additional Information – Legal Proceedings” in their entirety with the following paragraphs.

On September 16 and September 17, 2025, purported stockholders of the Company filed complaints captioned Paul Smith v. scPharmaceuticals Inc. et al., Case No. 655519/2025, and Michael Kent v. scPharmaceuticals Inc. et al., Case No. 655556/2025, in the Supreme Court of the State of New York, asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received sixteen demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9 and a demand letter from one purported stockholder requesting books and records under Section 220 of the Delaware General Corporation Law. The Company believes the claims asserted in the complaints and demand letters are without merit.

No assurances can be made as to the outcome of such demands or other actions.

Other than as set forth above, as of September 30, 2025, the Company is not aware of the filing of any lawsuits or the submission of any demand letters or any draft complaints challenging the Transactions and/or alleging deficiencies with respect to this Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or submissions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

scPharmaceuticals Inc.

By:	/s/ John H. Tucker
Name:	John H. Tucker
Title:	President and Chief Executive Officer
Dated:	September 30, 2025